SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Av. Presidente Vargas, 409 – 13th floor
Website	www.eletrobras.com
Investor Relations Director	Armando Casado de Araujo
E-mail: df@eletrobras.com
Phone: 55 (21) 2514-6431
Fax: 55 (21) 2514-5714
Investor Relations Officer	Paula Prado Rodrigues Couto
E-mail: paula.rodrigues@eletrobras.com
Phone: 55 (21) 2514-4637
Fax: 55 (21) 2514-5964
Newspapers where the shareholding acts are published	In 2015, the company’s legal subjects are going to be published on the following newspapers: Correio Braziliense - Brasília

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2014
EVENT	DATE
Availability to Shareholders	03/27/2015
Publication	04/16/2015
Disclosure in the website of CVM/BM&FBovespa/SEC	03/27/2015

Standardized Financial Statements – DFP, for the year ended December 31, 2014
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa/SEC	03/27/2015

Annual Report on Form 20-F, for the year ended December 31, 2014
EVENTO	DATA
Disclosure in the website of CVM/BM&FBovespa/SEC	*

* date to be defined

Annual Information (Resolution 480-CVM), for the year (December 31, 2015)
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa/SEC	05/29/2015

ITR – Quarterly Information

EVENT	DATE
Regarding 1st Quarter	05/15/2015
Regarding 2nd Quarter	08/14/2015
Regarding 3rd Quarter	11/13/2015

Ordinary Stockholders Meeting

EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/BM&FBovespa/SEC	03/27/2015
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBovespa/SEC	03/27/2015
Publication of the Announcement to Shareholders	03/31/2015
Ordinary Stockholders Meeting	04/30/2015
Disclosure of the main deliberations of the Ordinary Stockholders Meeting in the website of CVM/BM&FBovespa/SEC	04/30/2015
Disclosure of the Minutes of the Ordinary Stockholders Meeting in the website to CVM/BM&FBovespa/SEC	05/11/2015

1

Extraordinary Stockholders Meeting

EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/BM&FBovespa/SEC	08/21/2015
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBovespa/SEC	08/21/2015
Publication of the Announcement to Shareholders	08/25/2015
Extraordinary Stockholders Meeting	09/21/2015
Disclosure of the main deliberations of the Extraordinary Stockholders Meeting in the website of CVM/BM&FBovespa/SEC	09/21/2015

Public meeting with analysts/investors

EVENT	DATE
Public meeting with analysts (Apimec Rio) at 06:00 pm.	03/31/2015
Public meeting with analysts (Apimec São Paulo) at 04:00 pm.	04/06/2015
Public meeting with analysts (Apimec Brasília) at 06:00 pm	04/08/2015
Public meeting with analysts (Apimec Belo Horizonte) at 06:00 pm.	04/09/2015
Public meeting with analysts (Apimec Porto Alegre) at 06:00 pm.	05/04/2015
Public meeting with analysts (Apimec Florianópolis) at 06:00 pm.	05/05/2015
Public meeting with analysts (Apimec Fortaleza) at 06:00 pm.	05/07/2015
Road show – United States	04/13/2015 to 04/17/2015
IV Latin America Infrastructure Conference (New York).	07/27/2015 and 07/28/2015/
16th Conferência Annual Santander (São Paulo) at 9:00 am	08/18/2015
Public meeting with analysts (Apimec São Paulo) at 04:00 pm.	08/19/2015
Public meeting with analysts (Apimec Rio de Janeiro) at 06:00 pm.	08/20/2015
Public meeting with analysts (Apimec Brasília) at 06:00 pm.	08/24/2015
Public meeting with analysts (Apimec Belo Horizonte) at 06:00 pm.	08/25/2015
Public meeting with analysts (Apimec Porto Alegre) at 06:00 pm.	08/26/2015
Public meeting with analysts (Apimec Florianópolis) at 07:00 pm.	08/27/2015
Public meeting with analysts (Apimec Fortaleza) at 06:00 pm.	08/31/2015
Road Show – Europe	09/07/2015 to 09/11/2015
LATIBEX – Madrid (Spain)	11/19/2015 and 11/20/2015

2

Conference Call

EVENT	DATE
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements - December 2013). The access number will be announced through the site and specific Announcement	03/31/2015
Conference Call at 11:00 am – Brasília time (presentation of the financial statements – March 2014). The access number will be announced through the site and specific Announcement	05/18/2015
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements – June 2014). The access number will be announced through the site and specific Announcement	08/17/2015
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements – September 2014). The access number will be announced through the site and specific Announcement	11/16/2015

Board of Directors meetings already scheduled

EVENT	DATE
Board of Directors meeting (to deliberate on the approval of the Financial Statements)	03/27/2015

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.